Exhibit 99.1

YY Group Partners with UnoMove to Advance Autonomous Facade Cleaning Solutions

Strategic MOU paves the way for development and future distribution of innovative drone technology, enhancing safety and efficiency in high-rise maintenance

SINGAPORE, September 16, 2025— YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), today announced that it has signed a Memorandum of Understanding (“MOU”) with UnoMove (Younuozhixing Technology Co., Ltd.), a Suzhou-based innovator in autonomous robotics.

Under the MOU, the Parties will collaborate on the development and future commercialization of UnoMove’s facade cleaning drone, a next-generation solution designed to address one of the most hazardous tasks in facility management. Upon launch, YY Group will hold exclusive distribution rights across Southeast Asia, covering Singapore, Malaysia, Thailand, Indonesia, Vietnam, and the Philippines, for an initial period of three years.

Facade cleaning is traditionally a high-risk, labor-intensive activity in urban environments dominated by high-rise buildings. By leveraging autonomous drone technology, the collaboration aims to significantly reduce risks to human workers, while improving efficiency and sustainability through precise, technology-driven cleaning methods.

The MOU also signals the Parties’ shared intent to explore broader cooperation in autonomous robotic solutions, extending innovation beyond facade cleaning into other advanced applications within facility management

Mike Fu, Group CEO of YY Group, said:

“This partnership with UnoMove underscores our vision of integrating robotics into the very fabric of facility management. By removing workers from one of the industry’s most dangerous tasks —working at heights — we are not only improving safety, but also enabling our teams to focus on higher-value inspection and supervisory roles. This is a step forward in building a safer, smarter, and more efficient future for the built environment.”

Gao Wei, CEO of UnoMove, commented:

“We are delighted to collaborate with YY Group, whose market reach and industry expertise in Southeast Asia will accelerate adoption once our solutions are ready for market. Together, we look forward to redefining building maintenance with technologies that protect people, raise service standards, and support sustainable operations.”

The MOU is non-binding, with definitive agreements to be executed covering commercial and operational terms.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements relating to the collaboration between YY Group and UnoMove, the development and potential commercialization of facade cleaning drones, and the companies’ ability to execute definitive agreements. These statements are based on current expectations and are subject to risks and uncertainties, including the parties’ ability to finalize binding agreements, successful product development, regulatory approvals, and market adoption. YY Group undertakes no obligation to update or revise any forward-looking statements, except as required by law

About YY Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

About UnoMove:

UnoMove (Younuozhixing Technology Co., Ltd.) is a robotics company based in Suzhou, China, specializing in advanced autonomous solutions. Its flagship development project, the facade cleaning drone, leverages AI-powered navigation and safety systems to deliver efficient and reliable building maintenance for high-rise structures

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com